Regulatory Announcement

06011606

82-3227

Free annual report

Go to market news section

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	09:28 01-Mar-06
Number	1085Z

RNS Number:1085Z
Tesco PLC
01 March 2006

Tesco PLC

QUEST - SUBSCRIPTION

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

Tesco PLC ('the Company') announces that on 1st March 2006, 520,720 Ordinary Shares of 5p each in the Company were allotted and issued to Tesco QUEST Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, at a subscription price of 198.00p per share pursuant to the Company's Savings-Related Share Option Scheme (1981).

As a result of the allotment and issue, P A Clarke, A T Higginson, T P Leahy, T J R Mason, D T Potts, R W P Brasher, all collectively have an interest in the 520,720 Ordinary Shares of 5p each in the Company as the beneficiaries of the trust include all employees of the group including these Directors and other persons discharging managerial responsibility ('PDMRs').

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close



Regulatory Announcement

Go to market news section

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Director/PDMR Shareholding
Released	09:29 01-Mar-06
Number	1086Z

RNS Number:1086Z
Tesco PLC
01 March 2006

Tesco PLC

QUEST - TRANSFER

NOTIFICATION OF INTEREST OF DIRECTORS AND CONNECTED PERSONS

Tesco PLC announces that on 1st March 2006, 520,720 Ordinary Shares of 5p in the Company were transferred by Tesco Quest Limited, as trustee of the Tesco Qualifying Employee Share Ownership Trust, to satisfy options exercised by employees under the Company's Savings-Related Share Option Scheme (1981).

As a result of the transfer, P A Clarke, R W P Brasher, A T Higginson, T P Leahy, T J R Mason, D T Potts, and other persons discharging managerial responsibility ('PDMRs') who are beneficiaries of the trust, ceased to have an interest in the 520,720 Ordinary Shares of 5p each in the Company.

This announcement is made in accordance with the requirements of DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Enquiries: J Lloyd
Deputy Secretary
Tesco PLC
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel: 01992 644608

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section


RECEIVED
2006 MAR 13 P 12:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Publication of Prospectus
Released	16:54 28-Feb-06
Number	0838Z

Publication of Prospectus

The following prospectus has been approved by the UK Listing Authority and is available for viewing:

Offering Circular dated 28 February 2006 relating to the Tesco PLC £10,000,000,000 Euro Note Programme

To view the full document, please paste the following URL into the address bar of your browser.

Offering Circular

http://www.rns-pdf.londonstockexchange.com/rns/0838z_-2006-2-28.pdf

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Offering Circular may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Offering Circular) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Offering Circular is not addressed. Prior to relying on the information contained in the Offering Circular, you must ascertain from the Offering Circular whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

END

Close